Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is made as of September 6, 2007, between Mad Catz Interactive, Inc., a Canadian corporation (“Buyer”), and Take-Two Interactive Software, Inc., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller, either directly or through certain of its subsidiaries, is engaged in the business of designing, manufacturing, marketing and selling video game accessories in North America, Europe and other parts of the world;

WHEREAS, Jack of All Games, Inc., a New York corporation and a subsidiary of Seller, and Jack of All Games (Canada), Inc., an Ontario corporation and a subsidiary of Seller, are engaged, directly or indirectly, in the distribution of video games and video game accessories manufactured by Seller or Seller’s other subsidiaries (including the Selling Subsidiaries), as well as by third parties (the “Distribution Business”);

WHEREAS, on the terms and subject to the conditions of this Agreement, Buyer desires to purchase, and Seller desires to sell, certain assets of the Business (as defined in Section 1.1 below) and Buyer wishes to assume certain liabilities of the Business that arise or relate to the Purchased Assets as more particularly set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Defined Terms; Selling Subsidiaries; Buying Subsidiaries.

1.1 Defined Terms. Capitalized terms contained herein and not otherwise defined shall have the meaning set forth below in this Section 1.1.

“Actual Inventory Amount” shall have the meaning as set forth in Section 5.2(b) herein.

“Actual Inventory Statement” shall have the meaning as set forth in Section 5.2(b) herein.

“Assigned Contracts” shall have the meaning as set forth in Section 2.4 herein.

“Assumed Liabilities” shall have the meaning as set forth in Section 4.1 herein.

“Audit Notice” shall have the meaning as set forth in Section 5.2(b) herein.

“Benefit Plans” shall have the meaning as set forth in Section 7.13 herein.

“Books and Records” shall have the meaning as set forth in Section 2.7 herein.

“Business” means the business of designing, manufacturing, marketing and selling video game accessories in North America, Europe and other parts of the world, which is conducted by Seller, either directly or through certain of its subsidiaries, provided, however, that in no event shall it be deemed to include the Distribution Business.

“Business Employee” shall have the meaning as set forth in Section 9.6(a) herein.

“Business Material Adverse Effect” means any event, change, development or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Business, taken as a whole, but excluding any such event, change, development or occurrence resulting from or arising out of (i) general national, international or regional economic, financial, political or business conditions (so long as the Business and the Selling Subsidiaries are not disproportionately affected thereby), (ii) conditions (including changes in economic, financial market, regulatory or political conditions and any change in Law or GAAP or the interpretation thereof) affecting generally the industry or industries in which the Seller and its Subsidiaries participate (so long as the Business and the Selling Subsidiaries are not disproportionately affected thereby), (iii) any failure, in and of itself, to meet internal projections for the Business, or (iv) the execution or announcement of this Agreement.

“Buyer Disclosure Letter” shall have the meaning as set forth in Section 8 herein.

“Buyer Indemnitees” shall have the meaning as set forth in Section 12.2 herein.

“Buying Subsidiary” shall have the meaning as set forth in Section 1.3 herein.

“Closing” shall have the meaning as set forth in Section 6 herein.

“Closing Date” shall have the meaning as set forth in Section 6 herein.

“Code” shall have the meaning as set forth in Section 5.7 herein.

“Contract” means any legally binding agreement, contract, lease, consensual obligation, promise or undertaking (whether written or oral).

“Damages” shall have the meaning as set forth in Section 12.2 herein.

“Dispute Notice” shall have the meaning as set forth in Section 5.2(b) herein.

“Encumbrances” shall have the meaning as set forth in Section 7.4 herein.

“Environmental Laws” shall have the meaning as set forth in Section 7.14 herein.

“Escrow Agent” shall have the meaning as set forth in Section 5.3 herein.

“Excluded Assets” shall have the meaning as set forth in Section 3 herein.

“Excluded Damages” shall have the meaning as set forth in Section 12.5(b) herein.

“Final Actual Inventory Amount” shall have the meaning as set forth in Section 5.2(b) herein.

“Financial Statements” shall have the meaning as set forth in Section 7.7 herein.

“GAAP” means United States generally accepted accounting principles.

“Indemnified Party” shall have the meaning as set forth in Section 12.4(a) herein.

“Indemnifying Party” shall have the meaning as set forth in Section 12.4(a) herein.

“Indemnity Escrow Agreement” shall have the meaning as set forth in Section 5.3 herein.

“Indemnity Escrow Amount” shall have the meaning as set forth in Section 5.3 herein.

“Knowledge”, or words or phrases of similar import, when used in reference to the Seller or any of the Selling Subsidiaries, means the actual knowledge of the following officers of Seller after due and reasonable inquiry: Greg Gibson, James Ellingford, Steve Lux, Tim Brion, Simon Little and Victor Li.

“Liability” means with respect to any person or entity, any liability or obligation of such person or entity of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined or determinable, and whether or not the same is required to be accrued on the financial statements of such person or entity.

“Molds” shall have the meaning as set forth in Section 2.1 herein.

“Molds Escrow Agreement” shall have the meaning as set forth in Section 5.4 herein.

“Molds Escrow Amount” shall have the meaning as set forth in Section 5.4 herein.

“Neutral Auditor” shall have the meaning as set forth in Section 5.2(b) herein.

“Notice” shall have the meaning as set forth in Section 14.4 herein.

“Notice of Claim” shall have the meaning as set forth in Section 12.4(b) herein.

“Permitted Encumbrances” means (i) Encumbrances for taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which the Company has maintained adequate reserves in accordance with GAAP, (ii) statutory mechanics’, materialmen’s or other liens arising in the ordinary course of business for sums that are not material in amount and not yet due and payable and for which the Company has maintained adequate reserves in accordance with GAAP, (iii) any other Encumbrances, easements, rights-of-way, encroachments, restrictions, conditions and similar items on real property arising in the ordinary course of business and that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected thereby, or (iv) the Encumbrances under Seller’s and its subsidiaries’ credit agreement dated as of July 3, 2007.

“Post-Closing Period” means any taxable period applicable to the ownership and operation of the Purchased Assets beginning on or after the Closing Date and the portion of any Straddle Period beginning on the Closing Date and ending on the last day of the Straddle Period.

“Pre-Closing Period” means any taxable period applicable to the ownership and operation of the Purchased Assets ending on or before the date immediately before the Closing Date and the portion of any Straddle Period beginning on the first day of the Straddle Period and ending on the date immediately before the Closing Date.

“Proceeding” means any litigation, claim or proceeding.

“Proprietary Rights” shall have the meaning as set forth in Section 7.9 herein.

“Purchase Price” shall have the meaning as set forth in Section 5.1 herein.

“Purchased Assets” shall have the meaning as set forth in Section 2 herein.

“Retained Liabilities” shall have the meaning as set forth in Section 4.2 herein.

“Seller Disclosure Letter” shall have the meaning as set forth in Section 7 herein.

“Seller Indemnitees” shall have the meaning as set forth in Section 12.3 herein.

“Selling Subsidiary” shall have the meaning as set forth in Section 1.2 herein.

“Services Agreement” shall have the meaning as set forth in Section 11.6 herein.

“Straddle Period” means a tax period beginning on or before the date immediately before the Closing Date and ending on or after the Closing Date.

“Transaction Documents” means, with respect to Seller or Buyer, this Agreement, the Indemnity Escrow Agreement, the Molds Escrow Agreement and the Services Agreement, together with any other agreements, instruments, certificates and documents executed by such person in connection herewith or therewith.

“Transferred Employee” shall have the meaning as set forth in Section 9.6(a) herein.

“TUPE” shall have the meaning as set forth in Section 9.6(b) herein.

“UK Employees” shall have the meaning as set forth in Section 9.6(b) herein.

“UK Selling Subsidiary” shall have the meaning as set forth in Section 9.10(c) herein.

“VAT” shall have the meaning as set forth in Section 9.10 herein.

“VATA” shall have the meaning as set forth in Section 9.10 herein.

1.2 Selling Subsidiaries. The parties acknowledge and agree that Seller conducts a portion of the Business through and in conjunction with its subsidiaries listed on Schedule 1.2 of Seller’s Disclosure Letter (each a “Selling Subsidiary” and, collectively, the “Selling Subsidiaries”). To the extent that any of the Purchased Assets are owned by or in the possession of the Selling Subsidiaries, then Seller, on behalf of itself and the Selling Subsidiaries, hereby covenants to take or cause to be taken all such actions as may be necessary to cause such Purchased Assets to be conveyed to Buyer at the Closing. Seller, as agent for the Selling Subsidiaries, shall receive from

Buyer, the portion of the Purchase Price allocable to the Purchased Assets held by the Selling Subsidiaries and sold to Buyer pursuant to this Agreement. The Purchase Price shall be allocated among Seller and the Selling Subsidiaries as set forth in a statement to be prepared by Seller and delivered by Seller to Buyer on or prior to the Closing Date.

1.3 Buying Subsidiaries. The parties acknowledge and agree that Buyer conducts its business through its wholly owned subsidiaries Mad Catz, Inc., a Delaware corporation, Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales, and Mad Catz Interactive Asia Limited, a corporation incorporated under the laws of Hong Kong (each such subsidiary a “Buying Subsidiary” and collectively, the “Buying Subsidiaries”). To the extent that any of the Purchased Assets are to be owned by one or more of the Buying Subsidiaries, then the Purchased Assets shall be transferred to the Buying Subsidiaries as set forth in a statement to be prepared by Buyer and delivered by Buyer to Seller on or prior to the Closing Date.

2. Purchase of Assets. Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, Buyer shall purchase, acquire and accept and Seller and the Selling Subsidiaries shall irrevocably sell, convey, assign, transfer and deliver to Buyer, free and clear of all encumbrances all of Seller’s and the Selling Subsidiaries’ right, titles and interest in and to the following assets and properties of the Business as the same may exist as of the Closing Date (collectively, the “Purchased Assets”):

2.1 all equipment and other tangible personal property listed on Schedule 2.1 of Seller’s Disclosure Letter; provided, however, that neither Seller nor the Selling Subsidiaries may have the full and unencumbered right to transfer possession of or legal title to the molds listed on Schedule 2.1 of Seller’s Disclosure Letter (the “Molds”) to Buyer at Closing, in which case Seller or the applicable Selling Subsidiary will only transfer possession of and legal title to the Molds to Buyer in accordance with Section 5.4;

2.2 all inventories of the types described on Schedule 2.2 of Seller’s Disclosure Letter;

2.3 all Proprietary Rights that (i) are owned by Seller or any Selling Subsidiary and used exclusively in the Business, or (ii) are owned by third parties and are used exclusively in the Business, including without limitation, those Proprietary Rights listed on Schedule 2.3 of Seller’s Disclosure Letter;

2.4 all rights (a) under the Contracts of any of Seller or the Selling Subsidiaries listed on Schedule 2.4(a) of Seller’s Disclosure Letter (the “Assigned Contracts”), and (b) under the Contracts of any of Seller or any the Selling Subsidiaries listed on Schedule 2.4(b) of Seller’s Disclosure Letter, that pertain to the Purchased Assets set forth in Sections 2.1, 2.2, 2.3, 2.5, 2.6, and 2.7 of this Agreement;

2.5 all prepaid expenses, advance commissions, payments and deposits that arise from or relate to the Purchased Assets set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.6, and 2.7 of this Agreement listed on Schedule 2.5 of Seller’s Disclosure Letter;

2.6 all rights to insurance proceeds, net of any deductible and any expense to obtain such proceeds, with respect to any tangible Purchased Assets that have been damaged or destroyed after the date hereof and on or prior to the Closing and not replaced with assets of equivalent value on or prior to the Closing;

2.7 all books and records (including financial, operational and customer data records (including without limitation, lists of customers, suppliers, vendors and sources, computer software (if any) and files; all information, drawings, sales and promotional materials, and telephone and telecopier numbers and listings)) exclusively pertaining to the Purchased Assets set forth in Sections 2.1 through and including Section 2.6 of this Agreement (collectively “Books and Records”) (it being understood and agreed that Seller shall have the right to retain copies of such Books and Records), other than (i) Books and Records and other materials that Seller is required by law to retain (it being understood and agreed that, to the extent permitted by applicable law, Seller shall deliver to Buyer copies of such Books and Records), (ii) Books and Records relating exclusively to any Excluded Asset or Retained Liability, and (iii) minute books and corporate books and records of Seller. Seller shall deliver or cause to be delivered to Buyer copies of all customer lists primarily pertaining to the Business as promptly as practicable after the Closing.

3. Excluded Assets. Unless specifically identified in Section 2, the Purchased Assets to be transferred to Buyer pursuant to this Agreement shall not include any other assets of Seller or the Selling Subsidiaries (the “Excluded Assets”). Seller agrees that all such assets that are not Purchased Assets are not part of the sale and purchase contemplated hereunder, are excluded and shall remain the property of Seller or the Selling Subsidiaries after the Closing. Notwithstanding any provision in this Agreement, Seller and the Selling Subsidiaries shall retain all their rights, title and interest in and to any tax refund attributable to any Pre-Closing Period, together with any interest receivable with respect thereto. In the case of a refund of a property tax for a Straddle Period, the portion of the refund attributable to the Pre-Closing Period included in the Straddle Period shall be determined by applying the proration procedures set forth in Section 5.6.

4. Liabilities.

4.1 Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing Date, Buyer shall accept, assume and agree to pay, perform or otherwise discharge when due, only the following direct or indirect Liabilities of Seller or the Selling Subsidiaries (collectively, the “Assumed Liabilities”):

(a) Any and all Liabilities of Seller or any Selling Subsidiary under any Assigned Contract that arise or are to be discharged after the Closing (other than, in each case, any Liabilities arising out of or relating to any occurrence or circumstance (whether known or unknown) which occurs or exists prior to the Closing and which constitutes, or which by the lapse of time or delivery of notice (or both) would constitute, a breach or default under such Contracts);

(b) Any and all trade or other accounts payable of the types described on Schedule 4.1(b) of Seller’s Disclosure Letter;

(c) Any and all Liabilities arising under or relating to environmental laws or relating to hazardous substances, in each case, arising from conditions existing or acts or omissions occurring after the Closing in connection with the Purchased Assets or the Assumed Liabilities (other than any Liabilities that result from, arise out of, or relate to acts, conditions, events or omissions (whether known or unknown) occurring or in existence prior to the Closing, except to the extent that Seller can establish that any such Liability is caused by or at the direction of a Buyer Indemnitee);

(d) Any obligation incurred in the ordinary course of business with respect to the Purchased Assets to accept returns, perform product warranty work and make allowances or price protection obligations;

(e) With respect to periods commencing after the Closing, all Liabilities, including severance, termination, compensation or damages payments relating to the employment or termination of the Transferred Employees;

(f) All Liabilities for taxes related to the ownership or operation of the Purchased Assets if such taxes relate to or are imposed with respect to any Post-Closing Period;

(g) All Liabilities in respect of any Proceeding initiated after the Closing that arises out of the ownership or operation of the Purchased Assets after the Closing, in each case, except with respect to any Liabilities that result from, arise out of, or relate to acts, events or omissions occurring on or prior to the Closing except to the extent that Seller can establish that any such Liability is caused by or under the direction of a Buyer Indemnitee and excluding any such Liability that is enumerated as an Assumed Liability in Section 4.1(a), 4.1(b), 4.1(c), 4.1(d), 4.1(e), 4.1(f), or 4.1(h)); and

(h) All other Liabilities that arise out of the ownership or operation of the Purchased Assets or the Assumed Liabilities after the Closing Date (in each case, except with respect to any Liabilities that result from, arise out of, or relate to acts, events or omissions (whether known or unknown) occurring or in existence on or prior to the Closing, except to the extent that Seller can establish that any such Liability is caused by or at the direction of a Buyer Indemnitee and excluding any such Liability that is enumerated as an Assumed Liability in Section 4.1(a), 4.1(b), 4.1(c), 4.1(d), 4.1(e), 4.1(f), or 4.1(g)).

4.2 Retained Liabilities. Except as specifically identified in Section 4.1, Buyer is not assuming any Liabilities, and all such Liabilities (the “Retained Liabilities”) shall remain the sole responsibility of and shall be retained and paid, performed and discharged when and as due solely by Seller or the Selling Subsidiaries.

4.3 Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, (a) this Agreement shall not constitute an agreement to assign or transfer any Assigned Contract or consent or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the consent or approval of a third party would constitute a breach or violation thereof, and (b) any transfer or assignment to the Buyer by Seller of any interest under any such Assigned Contract or consent that requires the consent of a third party shall be made subject to such consent being obtained. If any consent is not obtained on or prior to the Closing, then Seller shall, at Seller’s expense (i) if requested by Buyer, continue to use its commercially reasonable efforts to obtain any such consent or approval after the Closing in cooperation with Buyer until such time as such consent or approval has been obtained, and (ii) cooperate with Buyer in any lawful arrangement to provide that Buyer shall receive the benefits under any such Assigned Contract or consent.

5. Purchase Price.

5.1 Consideration. In full and complete consideration for the sale, transfer, assignment, conveyance and delivery of the Purchased Assets by Seller to Buyer, upon the terms and subject to the conditions set forth in this Agreement, Buyer (i) will pay to Seller $3,033,000 (the “Purchase Price”) and (ii) will assume at the Closing the Assumed Liabilities.

5.2 Purchase Price Adjustment.

(a) The Purchase Price shall be: (i) increased dollar-for-dollar by the amount that the Final Actual Inventory Amount is greater than $3,093,660 and (ii) decreased dollar-for-dollar by the amount that the Final Actual Inventory Amount is less than $2,972,340. If the Final Actual Inventory Amount is equal to or greater than $2,972,340 and is equal to or less than $3,093,660, then there shall be no adjustment to the Purchase Price pursuant to this Section 5.2.

(b) Buyer shall cause the inventory included in the Purchased Assets to be shipped to Buyer, at Buyer’s sole cost and expense (including with respect to insurance), as soon as practicable after the Closing Date. Title to, and risk in respect of, such inventory shall pass to Buyer at the Closing upon delivery of such inventory to Buyer at Seller’s locations prior to the loading of such inventory unto the shipping trucks hired by Buyer. The loading of such inventory unto such shipping trucks shall be made in the presence of, and shall be coordinated by, representatives of each of Buyer and Seller. Such inventory shall be unloaded from such shipping trucks at Buyer’s locations in the presence of representatives of Seller (and Buyer shall give at least three Business Days’ prior written notice to Seller of the arrival of the shipping trucks to Buyer’s locations). Upon the unloading of such inventory from the shipping trucks, Buyer’s representatives shall, in the presence of Seller’s representatives, count, classify and review the inventory actually included in the Purchased Assets and, based upon such count, classification and review, Buyer shall subsequently prepare and deliver to Seller a written statement (the “Actual Inventory Statement”) setting forth the value of the inventory included in the Purchased Assets (determined by multiplying the agreed purchase price per unit (as set forth on Schedule 2.2 of Seller’s Disclosure Letter) by the number of each unit of inventory actually included in the Purchased Assets received by Buyer (the “Actual Inventory Amount”); provided, however, that the counting, classifying and reviewing of the inventory included in the Purchased Assets that is located in the United Kingdom shall be made at Seller’s locations. After receipt of the Actual Inventory Statement, Seller shall have 20 days to review it. If Seller disagrees with Buyer’s calculation of the Actual Inventory Amount (or any component thereof) set for the in the Actual Inventory Statement, Seller shall give Buyer a written notice (a “Dispute Notice”) explaining in detail the basis of such disagreement within 20 days after Seller’s receipt of the Actual Inventory Statement. Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as possible. If Seller agrees in writing with Buyer’s calculation of the Actual Inventory Amount set forth in the Actual Inventory Statement, or if Seller does not timely give Buyer a Dispute Notice as provided above, Seller’s calculation of the Actual Inventory Amount set forth in the Actual Inventory Statement shall be deemed to be final, binding, conclusive and non-appealable on the parties. If Seller and Buyer shall fail to reach an agreement relating to the Actual Inventory Statement within 30 days from the date Seller provided the Dispute Notice to Buyer, then at the written election of Seller or Buyer delivered to the other party (the “Audit Notice”), Seller and Buyer shall submit any unresolved issues to a nationally or regionally recognized accounting firm that does not represent Seller or Buyer, as mutually agreed to by Seller and Buyer, for determination (the “Neutral Auditor”). Each party agrees to execute, if requested by the Neutral Auditor, a reasonable and customary engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne equally by Seller and Buyer. Except as provided above, all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Neutral Auditor shall be borne by the party incurring such cost and expense. The Neutral Auditor shall act as an arbitrator to determine only those issues still in dispute at the time of delivery of the Audit Notice by either party to submit the objections to the Neutral Auditor. The Neutral Auditor’s determination shall be made within 45 days after its engagement (which engagement shall be made no later than 15 days after the delivery of the Audit Notice by either party to the other party), and shall be set forth in a written statement delivered to Buyer and Seller. The determination of the Final Actual Inventory Amount pursuant to this Section 5.2(b) (whether by the Neutral Auditor, agreement (or deemed agreement) of the parties or a combination thereof) shall be final, binding, conclusive and non-appealable for all purposes under this Agreement. The term “Final Actual Inventory Amount” shall mean the definitive Actual Inventory Amount agreed to (or deemed by the provisions hereof to be agreed to) by Seller and Buyer in accordance with this Section 5.2(b) or the definitive Actual Inventory Amount resulting from the determination made by the Neutral Auditor in accordance with this Section 5.2(b) (in addition to those items theretofore agreed to (or deemed by the provisions hereof to be agreed to) by Seller and Buyer in accordance with this Section 5.2(b)). Buyer shall provide Seller with reasonable access to the work papers it generates in connection with the preparation of the Actual Inventory Statement.

(c) Buyer shall not be obligated to purchase an amount of each type of inventory listed on Schedule 5.2(c) of Seller’s Disclosure Letter in excess of 110% of the quantity for such inventory as listed on Schedule 5.2(c) of Sellers Disclosure Letter.

(d) Upon determination of the Final Actual Inventory Amount in accordance with the provisions of Section 5.2(b):

(i) if there is a decrease in the Purchase Price pursuant to Section 5.2(a), Seller shall promptly (and in any event within five Business Days after such determination of the Final Actual Inventory Amount) pay to Buyer the amount of such decrease by wire transfer of immediately available funds to a bank account designated by Buyer at least three Business Days prior to the scheduled date of payment; or

(ii) if there is an increase in the Purchase Price pursuant to Section 5.2(a), Buyer shall promptly (and in any event within five Business Days after such determination of the Final Actual Inventory Amount) pay to Seller the amount of such increase by wire transfer of immediately available funds to a bank account designated by Seller at least three Business Days prior to the scheduled date of payment.

5.3 Indemnity Escrow Arrangement. Subject to the terms and conditions herein, at the Closing, Buyer shall deposit with The Bank of New York, as escrow agent (the “Escrow Agent”), $250,000 (the “Indemnity Escrow Amount”). The Indemnity Escrow Amount shall be held by the Escrow Agent until June 30, 2008. The Indemnity Escrow Amount shall be distributed in accordance with the terms of the Indemnity Escrow Agreement, to be entered into among Seller, Buyer and the Escrow Agent at the Closing, substantially in the form attached hereto as Exhibit A (as the same may be amended from time to time, the “Indemnity Escrow Agreement”). The Indemnity Escrow Amount shall be exclusively used to cover claims of the Buyer Indemnitees under Section 12 of this Agreement. Claims related to the failure of Seller to deliver to Buyer full and unencumbered possession of and title to the Molds shall be exclusively governed by Section 5.4

5.4 Delivery of Molds; Molds Escrow Arrangements

(a) Subject to the terms and conditions herein, at the Closing, Buyer shall deposit with the Escrow Agent $300,000 (the “Molds Escrow Amount”). The Molds Escrow Amount shall be held by the Escrow Agent in accordance with the terms of the Molds Escrow Agreement, to be entered into among Seller, Buyer and the Escrow Agent at the Closing, substantially in the form attached hereto as Exhibit B (as the same may be amended from time to time, the “Molds Escrow Agreement”), and shall be exclusively used to cover claims relating to the failure of Seller to deliver to Buyer full and unencumbered possession of and title to the Molds.

(b) Following the Closing Date, Seller shall use commercially reasonable efforts to, (i) for no less than 30 days, obtain and deliver to Buyer full and unencumbered legal title to and possession of the Molds, and (ii) until the earlier of (A) the date that Seller delivers to Buyer such title and possession, and (B) December 31, 2007, cause to be manufactured on behalf and at the cost (at the bill of material cost) of Buyer any inventory of the types set forth on Schedule 2.2 of Seller’s Disclosure Schedule requested by Buyer that requires the use of such Molds.

(c) The Molds Escrow Amount shall be released, subject to the terms and conditions of the Molds Escrow Agreement, (i) to Seller, if Seller shall have delivered to Buyer full and unencumbered legal title to and possession of the Molds on or prior to the 30th day following the Closing Date, such release to be made as soon as practicable following such delivery, and (ii) to Buyer, if Seller shall not have delivered to Buyer full and unencumbered legal title to and possession of the Molds on or prior to the 30th day following the Closing Date, such release to be made on the 31st day following the Closing Date.

(d) If Seller does not deliver to Buyer full and unencumbered legal title to and possession of the Molds on or prior to the 30th day following the Closing Date, Seller shall have the right to use the Molds Escrow Amount until January 31, 2008 to cover all Damages incurred or accrued by Buyer arising out of, resulting from or in connection with Seller’s failure to deliver such title and possession. On January 31, 2008, Buyer shall deliver to Seller (i) any portion of the Molds Escrow Amount that remains unused on such date and (ii) a reasonably detailed accounting of any portion of the Molds Escrow Amount actually used by Buyer to cover such Damages.

5.5 Payment of Purchase Price. At the Closing, Buyer shall deliver (a) to Seller, an amount equal to the Purchase Price less the Escrow Amount, and (b) to the Escrow Agent, the Escrow Amount. Such amounts shall be paid in cash by wire transfer of immediately available funds.

5.6 Prorations. Personal property taxes for the Purchased Assets relating to a Straddle Period shall be prorated in the following manner: the amount of personal property taxes allocated to the portion of any Straddle Period that is the Pre-Closing Period shall be equal to the total amount of such personal property taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the total number of days in the Straddle Period. The amount of personal property taxes attributable to the portion of any Straddle Period that is the Post-Closing Period shall be equal to the total amount of personal property taxes for the Straddle Period less the amount of personal property taxes attributable to the Pre-Closing Period. Seller shall be responsible for the personal property taxes attributable to the Pre-Closing Period and Buyer shall be responsible for the personal property taxes attributable to the Post-Closing Period.

5.7 Purchase Price Allocation. Buyer shall prepare an allocation of all the amounts constituting consideration (within the meaning of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder) among the Purchased Assets in the manner required by Section 1060 of the Code, the regulations thereunder and all applicable laws. Buyer shall deliver such allocation to Seller within ninety (90) calendar days after the Closing Date. The allocation shall become final and binding on the parties twenty (20) calendar days after Buyer provides the allocation to Seller unless Seller objects in writing to Buyer. If Seller objects in writing to the allocation, Seller and Buyer shall attempt in good faith to resolve any dispute with respect to the allocation. If the parties cannot reach a resolution within thirty (30) calendar days, the parties shall be free to apply any allocation for tax purposes.

6. Closing.

6.1 Closing and Closing Date. Subject to the satisfaction or waiver of each of the conditions set forth in Sections 10 and 11 hereof, the closing (the “Closing”) of the purchase and sale of the Purchased Assets shall take place at 10:00 a.m., local time, on September 7, 2007 or at such other date as the parties may mutually agree (the “Closing Date”), at the offices of Buyer, 7480 Mission Valley Road, Suite 101, San Diego, California 92108, or at such other time and place as may be mutually agreed to by Buyer and Seller, including, but not limited to, Closing via mail or facsimile. The Closing shall be effective as of 12:01 a.m. on the Closing Date.

6.2 Deliveries at Closing. To effect the sale, transfer and assumption referred to in Section 2 and Section 4 hereof, the parties will, on or prior to the Closing Date, execute and/or deliver or cause to be executed and/or delivered the following:

(a) Seller shall execute and deliver to Buyer a bill of sale conveying title to the Purchased Assets to Buyer;

(b) Seller shall execute and deliver to Buyer an assignment of proprietary rights in recordable form to the extent necessary to assign the Proprietary Rights;

(c) Pursuant to Section 5.5, Buyer shall deliver (i) to Seller the Purchase Price less the Indemnity Escrow Amount and the Molds Escrow Amount, and (ii) to the Escrow Agent the Indemnity Escrow Amount and the Molds Escrow Amount;

(d) Buyer shall deliver to Seller an assumption agreement with respect to the Assumed Liabilities in form and substance reasonably satisfactory to Seller; and

(e) Buyer shall deliver to Seller, and Seller shall deliver to Buyer, such certificates and consents as are required by Sections 10 and 11).

In addition, after the Closing, the parties agree to execute such additional documents as shall be reasonably necessary, from time to time, to consummate the transactions contemplated by this Agreement.

7. Representations and Warranties of Seller. Except as set forth in the corresponding sections of the Disclosure Letter delivered to Buyer by Seller concurrently with entering into this Agreement (the “Seller Disclosure Letter”) (it being understood that any information set forth in a particular section of the Seller Disclosure Letter shall be deemed to be disclosed to each other section or subsection thereof or hereof to which the relevance of such information is reasonably apparent), Seller hereby represents and warrants to Buyer as follows:

7.1 Organization. Each of Seller and the Selling Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, with full corporate (or if not a corporation, the applicable form of entity) power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it owns or uses. Each of Seller and the Selling Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except for such failure to be so qualified that, individually or in the aggregate would not result in a Business Material Adverse Effect.

7.2 Authorization; Enforceability. Seller has full power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including, without limitation, the execution and delivery of this Agreement and the Escrow Agreement, in accordance with the terms and conditions hereof and thereof. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party, and the performance by Seller of each of its obligations contained herein and therein, have been duly authorized by all necessary corporate action on the part of Seller. This Agreement and all other Transaction Documents to which Seller is a party (assuming the due authorization, execution and delivery hereof and thereof by Buyer) are or, upon the execution and delivery thereof by Seller will be, the valid and binding obligations of Seller, enforceable in accordance with their terms, subject in each case to the effect of applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

7.3 Conflicting Obligations; Consents. The execution and delivery of this Agreement and the other Transaction Documents to which Seller is a party by Seller do not, and the consummation of the transactions contemplated hereby and thereby does not (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of Seller or the organizational documents of any Selling Subsidiary, (ii) violate any material provisions of, or result in a material breach or default under, any obligations under any Contract included in the Purchased Assets or any other material Contract to which Seller or any Selling Subsidiary is bound, (iii) constitute a violation in any material respects of any order, license or law, to which Seller is subject or to which Seller is a party. No material third party consents, approvals or authorizations are necessary for the execution and consummation of the transactions contemplated hereby, nor are any such material consents, approvals or authorizations required in order for any of the Purchased Assets to be assigned or transferred to Buyer.

7.4 Purchased Assets; Title and Condition. Seller or a Selling Subsidiary owns good and valid title to, a valid leasehold interest in, or valid rights under a Contract to use, as applicable, all of the Purchased Assets, free and clear of all security interests, liens, claims, charges, pledges, title exceptions, and defects of title and other encumbrances of any kind (“Encumbrances”), except for Permitted Encumbrances. Seller warrants to Buyer that, at the time of Closing, all Purchased Assets shall be free and clear of all Encumbrances. Seller does not own any real property that is exclusively used in the Business. The molds that are part of the Purchased Assets represent all of the molds used by the Business in the manufacture of the Purchased Assets.

7.5 Condition of Personal Property. Each item of tangible personal property that is part of the Purchased Assets is in good repair and good operating condition (ordinary wear and tear excepted) and is adequate for the uses to which it is being put. No item of tangible personal property included in the Purchased Assets is in need of material repair or replacement other than as part of routine maintenance in the ordinary course of business.

7.6 Inventories. Schedule 7.6 of Seller’s Disclosure Letter sets forth a true and correct list of all finished goods inventories that are part of the Purchased Assets as of August 30, 2007. All items included in the inventories that are part of the Purchased Assets consist of raw materials and supplies, manufactured and processed parts, work-in-process, finished goods, and packaging materials all of which are of a quality and quantity usable and saleable in the ordinary course of business and none of which are below standard quality, damaged, defective, refurbished or returns (other than mint returns). None of the items included in the inventories have been consigned to others. All finished goods inventories are of no lesser quality than finished goods previously sold in the ordinary course of business by the Business.

7.7 Financial Statements. Seller has provided to Buyer the unaudited divisional financial statements of the Business for years ended October 31, 2005 and 2006, and the unaudited divisional balance sheet of the Business as of July 31, 2007, copies of which are attached as Schedule 7.7 of Seller’s Disclosure Letter (collectively, the “Financial Statements”). The Financial Statements (including any notes thereto) have been derived from and are consistent in all material respects with the financial books and records of the Business, have been prepared in a consistent manner in all material respects and present fairly in all material respects the financial condition of the Business as of such dates (in the case of balance sheets that are part of the Financial Statements) and the results of operations of the Business for such periods (in the case of statements of income that are part of the Financial Statements).

7.8 Absence of Changes. Since July 31, 2007, there has not occurred any Business Material Adverse Effect. Without limiting the generality of the foregoing, since that date Seller has conducted the Business in all material respects in the ordinary course.

7.9 Intellectual Property.

(a) Schedule 7.9(a) of Seller’s Disclosure Letter sets forth (i) all Proprietary Rights that (A) are owned by Seller or any Selling Subsidiary and used exclusively in the Business, or (B) are owned by third parties and are used exclusively in the Business, and (ii) all Proprietary Rights of the types set forth in clauses (i), (ii), (iii), (iv) and (v) of the definition of “Proprietary Rights” that (A) are owned by Seller or any Selling Subsidiary and used in the Business on a non-exclusive basis, or (B) are owned by third parties and are used in the Business on a non-exclusive basis. For purposes of this Agreement, “Proprietary Rights” means (i) United States and foreign patents and patent applications, (ii) registered copyrights and copyright applications, (iii) computer programs and software, (iv) registered trademarks, trademark applications, registered service marks and service mark applications and all goodwill associated therewith, (v) inbound and outbound technology licenses and sublicenses or agreements in respect thereof, (vi) unregistered copyrights, (vii) trade secrets, inventions, know-how, specifications, databases and data collections, designs and drawings, and (viii) unregistered trademarks, unregistered service marks, trade names, URLs and websites and all goodwill associated therewith.

(b) Other than those Proprietary Rights listed on Schedule 7.9(a) of Seller’s Disclosure Letter, no Proprietary Right, individually or in combination with other Proprietary Rights, is necessary for the sale of the inventory included in the Purchased Assets. Seller or any of the Selling Subsidiaries own or have a valid right to use each of the Proprietary Rights included in the Purchased Assets.

(c) To Seller’s Knowledge, neither Seller nor any Selling Subsidiary has received any written notice of invalidity or infringement of any rights of others with respect to the Proprietary Rights included in the Purchased Assets. To Seller’s Knowledge, Seller’s use of the proprietary rights does not conflict with, infringe upon or otherwise violate the valid rights of any third party in or to such proprietary rights. To Seller’s Knowledge, Seller is not making unauthorized use of any confidential information or trade secrets of any person, including without limitation, any former employer of any past or present employee of Seller.

(d) All material licenses or other material agreements included in the Purchased Assets, other than generally commercially available third party software that has not been modified by Seller, are in full force and effect, there is no material default thereunder by Seller or, to the Knowledge of Seller, any other party thereto. To the Knowledge of Seller, the licensors under said licenses and other agreements have and had all requisite power and authority to grant the rights purported to be conferred thereby. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to Buyer.

(e) All material licenses or other material agreements included in the Purchased Assets under which Seller has granted to others Proprietary Rights are in full force and effect, there is no material default by Seller or any Selling Subsidiary or, to the Knowledge of Seller, any other party thereto. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to Buyer.

(f) To Seller’s Knowledge, no loss or expiration of any of the Proprietary Right included in the Purchased Assets is threatened or pending. Seller has taken commercially reasonable steps in accordance with good business practice to establish and preserve its ownership or other interest in all such Proprietary Rights. Seller and the Selling Subsidiaries (i) have a practice requiring all professional and technical employees and other employees having access to valuable non-public information related to the Business or the Purchased Assets to execute agreements under which such employees are required to convey to Seller or such Selling Subsidiary ownership of all inventions and developments conceived or created by them in the course of their employment and to maintain the confidentiality of all such information of Seller or such Selling Subsidiary, and (ii) have taken all commercially reasonable steps to implement such practice. To Seller’s Knowledge neither Seller nor any Selling Subsidiary has made any such information available to any person other than employees of Seller or its affiliates except pursuant to written agreements requiring the recipients to maintain the confidentiality of such information. To Seller’s Knowledge, there is no infringement by others of any Proprietary Rights of Seller included in the Purchased Assets.

7.10 Contracts. Seller has delivered to Buyer a correct and complete copy of each written Contract required to be listed on Schedule 2.4(a) of Seller’s Disclosure Letter and Schedule 2.4(b) of Seller’s Disclosure Letter and summaries of any oral Contract required to be listed on

Schedule 2.4(a) of Seller’s Disclosure Letter and Schedule 2.4(b) of Seller’s Disclosure Letter. Each Contract required to be listed or summarized on Schedule 2.4(a) of Seller’s Disclosure Letter and Schedule 2.4(b) of Seller’s Disclosure Letter is currently valid and enforceable in accordance with the terms thereof, subject in each case to the effect of applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. None of Seller or any Selling Subsidiary is in breach of, nor has Seller or any Selling Subsidiary received in writing any claim or threat that it has breached, nor has there occurred an event or condition which, with the passage of time or giving of notice (or both) would constitute a breach or default by Seller or any Selling Subsidiary under, any of the terms and conditions of any such Contract in such a manner as would permit any other party thereto to cancel or terminate the same or would permit any other party thereto to seek material damages from Seller or such Selling Subsidiary under any such Contract, and Seller has no Knowledge of the existence of a material breach of any such Contract by any other party thereto. Seller is not engaged, and has not agreed to engage, in any discussions related to the material amendment of any such Contract. Schedules 2.4(a) of Seller’s Disclosure Letter and 2.4(b) of Seller’s Disclosure Letter contain a complete list of all written or oral Contracts related to, used in or necessary to the operation of the Business and which are material to the Purchased Assets set forth in Sections 2.1, 2.2, 2.3, 2.5, 2.6, 2.7 and 2.8 individually or in the aggregate, with the date of the agreement, the expiration date and renewal terms.

7.11 No Litigation; Compliance. There is (a) no litigation, proceeding or written claim pending, or to Seller’s Knowledge threatened in writing, against Seller or any Selling Subsidiary with respect to the Purchased Assets, the Business or the transactions contemplated hereby, or (b) no oral claim, or to Seller’s Knowledge, no Proceeding threatened orally, in each case, that seeks unspecified damages or damages in excess of $10,000. The Business is in, and has been operated since November 1, 2004 in, compliance with, in all material respects, all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and agencies thereof). The Business possesses all material licenses (including, without limitation, occupancy permits for real estate) as are necessary for the conduct of its business or operations.

7.12 Tax Matters. Seller has filed all income tax returns, reports, statements or similar forms required to be filed with respect to the operation of the Business and the Purchased Assets and has paid all taxes with respect to the operation of the Business and the Purchased Assets shown thereon as owing. No action, suit, proceeding, or audit is pending against or with respect to Seller regarding taxes with respect to the operation of the Business and the Purchased Assets. There are no material liens for taxes (other than for current taxes not yet due and payable) on the Purchased Assets.

7.13 Employee Benefit Plans. Schedule 7.13 provides a complete list of all “employee benefit plans” as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and all other material bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, or welfare plan, and any other material employee benefit plan, agreement, policy, practice, commitment or contract that are currently sponsored or maintained by Seller or any Selling Subsidiary (or that have been sponsored or maintained by Seller or any Selling Subsidiary for which Buyer may become subject) and that cover any Business Employee listed on Schedule 9.6(a), excluding any benefit plan, policy or arrangement that is sponsored or maintained by or through a government (U.S. or foreign) or a governmental agency of instrumentality (“Benefit Plans”). Seller has provided to Buyer true and correct copies or summaries (including current summary plan descriptions and summaries of all material modifications) of (a) all such Benefits Plans and (b) with respect to any such Benefits Plan intended to qualify under Section 401(a) of the Code, the most recent favorable determination or opinion letter from the Internal Revenue Service with respect to such Benefits Plan. Schedule 9.6(a) sets forth a true and complete list of the information required to be set forth thereon pursuant to Section 9.6(a). No payments of compensation, including salary, bonus and benefits, are due and unpaid to any individual who is a current or former employee or independent contractor of the Business for any period prior to the Closing for which Buyer would be liable.

7.14 Environmental Matters. The Business is in, and has been operated since November 1, 2004 in, material compliance with, and the Purchased Assets comply in all material respects with, all federal, state, local, municipal, foreign law, ordinance, established principle of common law, code, regulation or statute of any governmental body concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation, relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes (“Environmental Laws”), as such requirements are duly enacted and in effect on or prior to the Closing Date.

7.15 Labor Matters. Neither Seller nor any Selling Subsidiary is a party or is bound by any collective bargaining agreement and there are no labor unions or other organizations representing any Business Employee.

7.16 Product Liability; Warranty. There are no existing or, to the Knowledge of Seller, threatened material product or service Liability, warranty or other similar claims against Seller for products or services of the Business. The inventories included in the Purchased Assets that are finished goods have been produced in conformity in all material respects with all applicable contractual commitments and specifications and all express warranties listed on Schedule 7.16 of Seller’s Disclosure Letter. Schedule 7.16 of Seller’s Disclosure Letter includes copies of the form of all express or written warranties furnished by the Business to purchasers of products of the Business. Since October 31, 2005, no product manufactured or sold by the Business has been the subject of any recall or other similar action.

7.17 No Other Agreement to Sell Acquired Assets. Neither Seller nor any affiliate of Seller has any commitment or legal obligation, absolute or contingent with any person other than Buyer to sell, assign, transfer or effect a sale of the Business taken as a whole or the Purchased Assets (other than inventory in the ordinary course of business), including without limitation any business combination constituting a change in control of the Selling Subsidiaries.

7.18 Brokerage. Seller has not entered into any contract, agreement, arrangement or understanding with any person or firm which will result in the obligation of Buyer to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

7.19 Certain Business Practices. Since August 31, 2004, none of Seller, the Selling Subsidiaries or any director, officer, agent or employee of Seller or any Selling Subsidiary has, with respect to the Business, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns.

7.20 No Other Representations and Warranties. Buyer acknowledges that Seller makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement (including the Seller Disclosure Letter) or in any other Transaction Document and specifically (but without limiting the generality of the foregoing) that Seller makes no representations or warranties with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer (or any of its affiliates or representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of any of Seller, the Selling Subsidiaries, the Business or the Purchased Assets; or (ii) the future business and operations of any of Seller, the Selling Subsidiaries, the Business or the Purchased Assets.

8. Representations of Buyer. Except as set forth in the corresponding sections of the Disclosure Letter delivered to Seller by Buyer concurrently with entering into this Agreement (the “Buyer Disclosure Letter”) (it being understood that any information set forth in a particular section of the Buyer Disclosure Letter shall be deemed to be disclosed to each other section or subsection thereof or hereof to which the relevance of such information is reasonably apparent), Buyer hereby represents and warrants to Seller as follows:

8.1 Organization. Each of Buyer and the Buying Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it owns or uses.

8.2 Authorization; Enforceability. Buyer has full power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including, without limitation, the execution and delivery of this Agreement and the Escrow Agreement, in accordance with the terms and conditions hereof and thereof. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the performance by Buyer of each of its obligations contained herein and therein, have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement and all other Transaction Documents to which Buyer is a party (assuming the due authorization, execution and delivery hereof and thereof by Seller) are, or, upon the execution and delivery thereof by Buyer will be, the valid and binding obligations of Buyer enforceable in accordance with their terms, subject in each case to the effect of applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

8.3 Conflicting Obligations. The execution and delivery of this Agreement and the other Transaction Documents to which Buyer is a party by Buyer do not, and the consummation of the transactions contemplated hereby and thereby does not (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Buyer or the organizational documents of any Buying Subsidiary, (ii) violate any material provisions of, or result in a material breach or default under, any obligations under any material Contract to which Buyer or any Buying Subsidiary is a party or by which the assets of Buyer or any Buying Subsidiary are bound, (iii) constitute a violation in any material respects of any order, license or law, to which Buyer or any Buying Subsidiary is subject or to which Buyer or any Buying Subsidiary is a party. No material third party consents, approvals or authorizations are necessary for the execution and consummation of the transactions contemplated hereby, nor are any such material consents, approvals or authorizations required in order for any of the Purchased Assets to be acquired by Buyer or any Buying Subsidiary, as applicable.

8.4 Brokerage. Buyer has not entered into and will enter into any contract, agreement, arrangement or understanding with any person or firm which will result in the obligation of Seller to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

8.5 Litigation. There no proceedings pending or to Buyer’s knowledge, threatened, against Buyer or any Buying Subsidiary which would adversely affect the performance of Buyer under this Agreement or any other Transaction Document to which Buyer is a party or the consummation of the Transactions contemplated hereby or thereby.

8.6 Sufficient Funds. At the Closing Buyer will have sufficient cash available to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which Buyer is a party. Buyer has obtained the written consent of its lenders to the transactions contemplated hereby.

8.7 No Knowledge of Misrepresentations or Omissions. Buyer has no actual knowledge that the representations and warranties of Seller in this Agreement and the schedules to this Agreement are untrue or incorrect in any material respect; provided, however, that Buyer shall not be obligated to undertake any specific due diligence review or inquiry in connection with this representation.

8.8 No Other Representations and Warranties. Seller acknowledges that Buyer makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, in the Buyer Disclosure Letter or the other Transaction Documents.

9. Covenants and Obligations of Seller and Buyer.

9.1 Access and Cooperation. From the date hereof and until the Closing Date, Buyer and its authorized officers, agents and representatives shall have reasonable access during normal business hours to all properties, books, records, contracts and documents included in the Purchased Assets or the Assumed Liabilities, as Buyer may from time to time reasonably request. Seller shall permit Buyer reasonable access to the Business Employees in connection with its review of the Business.

9.2 Operation of Business. From the date hereof and until the Closing Date, Seller shall carry on the Business substantially in the ordinary course consistent with past practice, including with respect to the levels of inventories included in the Purchased Assets, and shall use commercially reasonable efforts to preserve its current relationship with the suppliers and customers of the Business and others having business relations with it.

9.3 Release of Security Interests. Seller shall on or prior to the Closing Date deliver to Buyer such documents as are necessary to terminate and release all security interests and other encumbrances applicable to the Purchased Assets.

9.4 Change of Corporate Name Use of Joytech Name. Seller agrees after the Closing to take all action that is necessary to amend the articles of incorporation (or equivalent organizational document) of those subsidiaries of Seller whose corporate name include the word “Joytech” to change the corporate name of such subsidiaries to a name which does not include the word “Joytech”. Seller acknowledges that the name “Joytech” is used in connection with the Excluded Assets. Accordingly, effective from and after the Closing, Buyer hereby grants to Seller, the Selling Subsidiaries and their respective affiliates, at no cost, a non-exclusive, non-transferable, non-sublicensable license to use the name “Joytech” or any similar name or any logo incorporating such name or any similar name for the sole purpose of selling any inventory included in the Excluded Assets until such time that none of Seller, the Selling Subsidiaries or their respective affiliates own or hold any inventory included in the Excluded Asset.

9.5 Transfer Taxes. Subject to Section 9.10(c), Seller and Buyer shall each pay fifty percent of all sales, gains, excise, value added, use, goods and services, registration, recording, conveyance and other transfer taxes resulting from the sale of the Purchased Assets hereunder; provided, however, that one hundred percent of transfer taxes shall be paid by Buyer to the extent such transfer taxes are refundable to or recoverable by Buyer or creditable by Buyer against other transfer taxes it owes. Buyer will prepare and timely file all transfer tax returns and Seller shall cooperate with Buyer in providing any information required for the preparation and filing of such transfer tax returns.

9.6 Employees.

(a) Effective as of the Closing, Buyer shall offer continued employment with Buyer to each employee of the Business (each a “Business Employee”) listed on Schedule 9.6(a) (those Business Employees whom accept Buyer’s offer of continued employment in accordance with the immediately preceding sentence shall be referred to herein as the “Transferred Employees”). For all Business Employees in the United Kingdom, such offers of employment shall be on such terms and conditions and shall include such terms and conditions as are necessary to avoid redundancy or severance payments due to a deemed termination based on the transfer of the Purchased Assets. Schedule 9.6(a) lists the date of commencement of employment, the current rate of annual base salary and other cash compensation received in the last 12 months (if any), and the amount of accrued vacation (if any) for each Business Employee listed therein. Such offers shall provide each Transferred Employee with (i) an annual base salary of not less than the annual rate for such Transferred Employee set forth on Schedule 9.6(a), (ii) the ability to earn other cash compensation of not less than the amount for such Transferred Employee set forth on Schedule 9.6(a), and (iii) all benefits (including, without limitation, welfare benefits) that Buyer generally makes available to its similarly situated employees. To the extent that service is relevant for vesting or benefit calculations or allowance under any plan or arrangement maintained by Buyer or its affiliates in order to provide the benefits described in the previous sentence or otherwise maintained by Buyer or its affiliates in which the Transferred Employees are eligible to participate, to the extent permitted under such plan or arrangement, such plan or arrangement shall credit the Transferred Employees for service on or prior to the Closing Date with either Seller or any affiliate of Seller. Buyer shall be responsible for any severance and/or termination and/or compensation and/or damages payments and/or any other liabilities payable to Business Employees in the United Kingdom who are not offered employment pursuant to this Section 9.6(a).

(b) Notwithstanding the foregoing, the parties acknowledge and agree that the sale and purchase of the Business in the United Kingdom pursuant to this Agreement will constitute a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (“TUPE”) and, accordingly, that it will not operate so as to terminate the contracts of employment of any of the Business Employees employed in the United Kingdom (the “UK Employees”). Such contracts shall be transferred to the Buyer pursuant to TUPE with effect from the Closing Date (save in circumstances where the UK Employee has exercised their right of objection under regulation 4(7) of TUPE).

(i) The Buyer undertakes to the Seller that it has complied or shall comply with its obligations under regulation 13(4) of TUPE and shall defend, fully indemnify and hold harmless the Seller from any Liabilities as a result of or arising from its failure to do so.

(ii) The Buyer undertakes that it shall not exercise any rights it may have under regulation 11 of TUPE concerning the notification of employee liability information and/or regulation 12 of TUPE concerning remedies for failure by the Seller to notify employee liability information (and hereby waives any rights it may have in this regard) and the Buyer shall, instead, rely on any remedies it may have for breach of the representations and warranties of the Seller contained in this Agreement.

(iii) Seller and Buyer undertake, on the Closing Date and in consultation with each other, to send to each of the UK Employees a joint letter, in the agreed form, explaining that their employment has been transferred to Buyer in accordance with TUPE.

(iv) Seller undertakes to Buyer that it has complied with, and shall up to and including the Closing, comply with all its obligations due to or in connection with the UK Employees save to the extent that any failure such to do so arises out of or results from Buyer’s failure to comply with its obligations under regulation 13(4) of TUPE.

(v) Seller undertakes to Buyer that it has paid and shall pay all sums due to or in relation to the UK Employees up to and including the Closing including all salaries, bonuses or commission, expenses and pension contributions, liability to income tax and National Insurance Contributions and any other sums payable in respect of any period up to the Closing.

(vi) Seller undertakes to Buyer that it has complied with its obligations under regulation 13(2) of TUPE save to the extent that any failure to do so arises out of or results from Buyer’s failure to comply with its obligations under regulation 13(4) of TUPE.

(vii) Seller undertakes to Buyer that it has not terminated and shall not (prior to the Closing) terminate or take any steps to terminate the employment of any of the UK Employees (without the prior written consent of the Buyer, which consent shall not to be unreasonably withheld or delayed) other than in circumstances entitling Seller (or the relevant employing entity) to dismiss the UK Employee summarily.

9.7 No Negotiation. From the date hereof until the earlier of termination of this Agreement or the Closing, Seller will not and Seller shall cause its subsidiaries and its directors,

officers, consultants, advisors, accountants, financial advisors, legal counsels or other representatives to not, directly or indirectly, sell or otherwise transfer the Purchased Assets (other than in the ordinary course of business).

9.8 Cooperation. Seller and Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and such other cooperation and assistance (including making employees reasonably available to provide information or testimony) as is reasonably necessary to complete and file any tax return or determine the liability for taxes with respect to the operation of the Business and the Purchased Assets.

9.9 Fulfill Conditions. Seller shall use its reasonable best efforts to take all actions within its control in order to cause to be fulfilled on or prior to the Closing each of the closing conditions set forth in Section 10. Buyer shall use its reasonable best efforts to take all actions within its control in order to cause to be fulfilled on or prior to the Closing each of the closing conditions set forth in Section 11.

9.10 United Kingdom Value Added Tax.

(a) The Purchase Price is exclusive of United Kingdom value added tax (“VAT”).

(b) Buyer and Seller intend that (subject to the rest of this Section 9.10) Article 5 of the Value Added Tax (Special Provisions) Order 1995 applies to the sale of the Business so the sale is treated as neither a supply of goods nor a supply of services for VAT purposes.

(c) Seller warrants that the Business carried out in the United Kingdom is carried out by a Selling Subsidiary(s) (“UK Selling Subsidiary”) that is a taxable person in the United Kingdom and that such UK Selling Subsidiary is duly registered for the purposes of VAT and that has at all times complied, in all material respects, with all statutory provisions, rules, regulations, orders and directions in respect of VAT.

(d) If HM Revenue & Customs disagrees with the intention of the Buyer and Seller set out in Section 9.10(b) above and assesses the Seller or any of the Selling Subsidiaries for VAT on the sale of the Business or Purchased Assets or notifies the Seller that it considers VAT is due on the sale, the Buyer shall against delivery of a proper VAT invoice pay the Seller (as well as the Purchase Price) an amount equal to the VAT which is payable in respect of that supply and any associated interest and penalties. The Buyer warrants that:

(i) after the Closing it will use the Purchased Assets for the purposes of carrying on a business of the same kind as the Business;

(ii) that it is, or will immediately become as a result of the purchase of the Business, a taxable person for VAT purposes;

(iii) that it will not solely use the Purchased Assets to make supplies to any members of a VAT group of which the Buyer or its subsidiaries is a member; and

(iv) Buyer is not, and no member of Buyer’s group, is a member of a group for VAT purposes.

(e) Seller and Buyer intend that section 49 of VATA 1994 shall apply to the sale of the Business under this agreement but they do not intend to make a joint application to HM Revenue & Customs for the Buyer to be registered for VAT under the VAT registration number of the Seller, pursuant to Regulation 6(1)(d) of the VAT Regulations 1995.

(f) Seller shall, on the Closing, deliver to Buyer all VAT records. Seller shall not make any request to HM Revenue & Customs for the VAT records to be preserved by Seller rather than Buyer. Buyer shall preserve the VAT records for such period as may be required by law and, during that period, permit Seller reasonable access to them to inspect or make copies of them.

9.11 Facilities Services. For no more than thirty days following the Closing, Seller shall permit the Transferred Employees to continue to use the office space occupied immediately prior to the Closing by each such Transferred Employee who becomes an employee of Buyer.

10. Conditions of Buyer’s Obligation to Close. The obligation of Buyer to consummate the purchase of the Purchased Assets shall be subject to the satisfaction and fulfillment, prior to and at the Closing, of each of the following express conditions precedent (any of which may be waived by Buyer in whole or in part):

10.1 Representation and Warranties. The representations and warranties in this Agreement made by Seller that are not qualified by materiality or Business Material Adverse Effect shall be true and correct in all material respects and the representations and warranties in this Agreement made by Seller that are qualified by materiality or Business Material Adverse Effect shall be true and correct in all respects, in each case as of and at the Closing Date with the same force and effect as though said representations and warranties had been again made on the Closing Date (except, in each case, to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be, subject to the qualifications set forth above, true and correct as of such specific date) and Buyer shall have been furnished a certificate signed by an executive officer of Seller to that effect.

10.2 Performance of Covenants and Obligations. Seller shall have performed and complied in all material respects with all of its covenants and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date, and Buyer shall have been furnished a certificate signed by an executive officer of Seller to that effect.

10.3 Business Material Adverse Effect. Since the date of this Agreement, no Business Material Adverse Effect shall have occurred.

10.4 Proceedings and Instruments Satisfactory. All corporate proceedings to be taken in connection with the transactions contemplated hereby and all documents incident thereto, shall be reasonably satisfactory in form and substance to Buyer, and Seller shall have made available to Buyer for examination the originals or true and correct copies of all documents which Buyer may reasonably request in connection with the transactions contemplated hereby.

10.5 Release of Encumbrances. Buyer shall have received reasonably satisfactory evidence that Seller and the Selling Subsidiaries shall have obtained releases of all Encumbrances on the Purchased Assets.

10.6 Closing Deliveries. Seller shall have caused the documents, instruments and other deliveries required to be delivered by Seller under Section 6.2 to be delivered to Buyer.

10.7 Escrow Agreement. Seller and the Escrow Agent shall have executed and delivered the Escrow Agreement.

11. Conditions to Seller’s Obligation To Close. The obligation of Seller to consummate the sale of the Purchased Assets shall be subject to the satisfaction and fulfillment, prior to and on the Closing Date, of the following express conditions precedent (any of which may be waived by Seller, in whole or in part):

11.1 Representations and Warranties. The representations and warranties in this Agreement made by Buyer that are not qualified by materiality or material adverse effect shall be true and correct in all material respects and the representations and warranties in this Agreement made by Buyer that are qualified by materiality or material adverse effect shall be true and correct in all respects, in each case as of and at the Closing Date with the same force and effect as though said representations and warranties had been again made on the Closing Date (except, in each case, to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be, subject to the qualifications set forth above, true and correct as of such specific date) and Seller shall have been furnished a certificate signed by an executive officer of Buyer to that effect.

11.2 Performance of Covenants and Obligations. Buyer shall have performed and complied in all material respects with all of its covenants and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date, and Seller shall have been furnished a certificate signed by an executive officer of Buyer to that effect.

11.3 Proceedings and Instruments Satisfactory. All proceedings, corporate or otherwise, to be taken in connection with the transactions contemplated hereby and all documents incident thereto, shall be reasonably satisfactory in form and substance to Seller, and Buyer shall have made available to Seller for examination the originals or true and correct copies of all documents which Seller may reasonably request in connection with the transactions contemplated hereby.

11.4 Closing Deliveries. Buyer shall have caused the documents, instruments and other deliveries required to be delivered by Buyer under Section 6.2 to be delivered to Seller or, in the case of the Escrow Amount, to the Escrow Agent.

11.5 Escrow Agreement. Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.

11.6 Services Agreement. Buyer shall have executed and delivered to Seller a services agreement, dated the Closing Date, in substantially the form and substance of Exhibit C hereto (the “Services Agreement”).

12. Indemnity.

12.1 Survival. The covenants and obligations in this Agreement, the Exhibits and any other certificate, instruments or documents delivered hereunder shall survive the Closing and the consummation of the transactions contemplated hereby indefinitely, and all of the representations and warranties contained herein shall survive until the date that is 18 months after the Closing at which point they will expire, and any indemnification obligations with respect to a breach of any of the representations and warranties will thereupon terminate, except that the indemnification obligations of Seller under Sections 12.2(f), 12.2(g), 12.2(h) and 12.2(i) shall survive until the third anniversary of the Closing Date at which point they will expire.

12.2 Indemnification by Seller. Subject to the conditions and limitations on the indemnity rights of the Buyer Indemnitees contained in this Section 12, upon the terms and subject to the conditions of this Section 12, from and after the Closing, Seller shall indemnify, defend, save and hold harmless Buyer, and its subsidiaries, affiliates, successors and assigns and persons serving as officers, directors, partners, managers, members, employees and agents thereof (collectively, the “Buyer Indemnitees”), from and against any and all claims, losses, actions, costs, expenses and damages (including, without limitation, reasonably attorneys’ fees and including any third party claim against Buyer or its affiliates) (collectively, “Damages”) actually incurred by a Buyer Indemnitee arising out of, resulting from or in connection with any of the following matters:

(a) fraud, willful misconduct or willful breach by Seller of any of its covenants under this Agreement or in any certificate, schedule or exhibit delivered pursuant hereto;

(b) any failure to convey to Buyer at Closing title to the Purchased Assets free and clear of any Encumbrances (subject, however, to the qualifications and disclosures set forth in Schedule 7.4 of Seller’s Disclosure Letter);

(c) the Retained Liabilities (not otherwise covered under Section 12.2(g) or Section 12.2(f));

(d) the Excluded Assets;

(e) any breach (not otherwise covered under Section 12.2(a) above or Sections 12.2(f), 12.2(g), or 12.2(h), below) of any representation, warranty or covenant of Seller under this Agreement or in any schedule or exhibit delivered pursuant hereto;

(f) acts, conditions, events or omissions (whether known or unknown) relating to environmental laws or relating to hazardous substances, in each case, occurring or in existence prior to the Closing or relating to the inventory manufactured by Seller on behalf of Buyer pursuant to Section 5.4(b), except to the extent that Seller can establish that any such Damages are caused by or at the direction of a Buyer Indemnitee;

(g) any recall or other similar action of any inventory which is part of the Purchased Assets or is manufactured by Seller on behalf of Buyer pursuant to Section 5.4(b) that is made (i) based on a good faith determination that such action is necessary because such inventory is defective or hazardous and (ii) after commercially reasonable efforts to remedy the problem underlying such action have been taken; provided, however, that Seller shall not be obligated to indemnify any Buyer Indemnitee under this Section 12.2(g) to the extent that Seller can establish that such Damages are caused by or at the direction of a Buyer Indemnitee;

(h) any breach by Seller of its representations and warranties set forth in Section 7.9; and

(i) any product liability claims with respect to inventory that is part of the Purchased Assets or is manufactured by Seller on behalf of Buyer pursuant to Section 5.4(b) (except as otherwise provided in Section 4.1(d)); provided, however, that Seller shall not be obligated to indemnify any Buyer Indemnitee under this Section 12.2(i) to the extent that Seller can establish that such Damages are caused by or at the direction of a Buyer Indemnitee.

12.3 Indemnification by Buyer. Subject to the conditions and limitations on the indemnity rights of the Seller Indemnitees contained in this Section 12, Buyer shall indemnify, save and hold harmless Seller and its subsidiaries, affiliates, successors and assigns and persons serving as officers, directors, partners, managers, members, employees and agents thereof (collectively, “Seller Indemnitees”) from and against any and all Damages actually incurred by a Seller Indemnitee arising out of, resulting from or in connection with (a) Buyer’s failure to perform any covenant or agreement made or contained in this Agreement or fulfill any obligation in respect thereof, (b) misrepresentation or breach of any representations or warranties of Buyer under this Agreement or in any certificate, schedule or exhibit delivered pursuant hereto, (c) the Assumed Liabilities, and (d) Buyer’s operation and use of the Purchased Assets after the Closing.

12.4 Indemnification Procedures

(a) Third Party Claims. In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (“Indemnified Party”), notice shall be given by the Indemnified Party to the party required to provide indemnification (“Indemnifying Party”) as soon as practicable after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any third party claim or any litigation with a third party resulting therefrom subject to a reservation of rights as to the determination of whether such third party claim is subject to indemnification hereunder, and such Indemnifying Party shall be entitled to a prompt reimbursement from the Indemnified Party to the extent the Indemnifying Party is found not responsible for indemnification under this Section 12; provided, however, that (i) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be subject to the approval of the Indemnified Party (which approval shall not be unreasonably withheld or delayed), (ii) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and (iii) the failure by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and only to the extent that such Indemnifying Party is actually and materially damaged as a result of such failure to give notice. Except with the prior consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a general release from all liability with respect to such claim or litigation. If the Indemnified Party shall determine upon written advice of outside counsel that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right to take over and assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party; provided, however, that if the Indemnified Party does so take over and assume control, (A) the Indemnified Party shall not settle such claim or litigation without the consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed, and (B) the counsel for the Indemnified Party who shall conduct the defense of such claim or litigation shall be subject to the approval of the Indemnifying Party (which approval shall not be unreasonably withheld or delayed). If the Indemnifying Party chooses to defend or prosecute a third party Claim, the Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such third party claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b) Non-Third Party Claims. If any Indemnified Party shall believe that such Indemnified Party is entitled to indemnification pursuant to this Section 12 in respect of any Damages, such Indemnified Party shall promptly give the Indemnifying Party notice of such claim (a “Notice of Claim”) before the expiration of the time period specified in Section 12.1. Any such Notice of Claim shall set forth in reasonable detail and to the extent then known the basis for and the particulars of such claim for indemnification and the amount of the claim, to the extent specified or otherwise known. As long as the Notice of Claim is delivered within the time period specified in Section 12.1, the failure of such Indemnifying Party to give the Notice of Claim for indemnification promptly shall not adversely affect such Indemnitee’s right to indemnity hereunder, except to the extent that the defense of any claim is prejudiced by such failure.

(c) Treatment of Indemnification Payments. Seller and Buyer agree that any indemnification payment made pursuant to this Agreement will be treated as an adjustment to the Purchase Price for tax purposes.

12.5 Indemnification Limitations.

(a) Absent fraud, fraudulent concealment, willful misconduct or willful breach of covenants, the rights of the Indemnified Parties under this Section 12 shall be the sole and exclusive post-Closing remedies of the Indemnified Parties with respect to claims resulting from or relating to the transactions contemplated by this Agreement.

(b) Damages for which indemnification may be sought under this Agreement shall (i) not include consequential (such as loss of business or profits), incidental, special, punitive, or exemplary losses, damages, costs, expenses or liabilities or any diminution in value and shall not be calculated by using or taking into account any multiple of earnings, book value, cash flow or other measure (collectively, the “Excluded Damages”) and (ii) be net of (A) any amounts actually recovered by an Indemnified Party and its affiliates pursuant to any indemnification by or indemnification agreement with any third party, (B) any insurance proceeds or other cash receipts or sources of reimbursement actually received as an offset against such Damages, less, in each case, any costs or expenses, including increased insurance premiums, incurred by the Indemnified Party in recovering such amounts, and (C) any tax benefit actually realized by a Buyer Indemnitee that is attributable to such Damages. Buyer shall have no obligation to request or pursue any such recovery described in the foregoing clauses of this Section 12.5(b).

(c) Notwithstanding anything to the contrary contained in this Section 12, each of the following limitations shall apply:

(i) Seller shall not be required to indemnify Buyer Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in

Sections 12.2(e), 12.2(f), 12.2(g), 12.2(h), and 12.2(i) unless and until the aggregate amount of all Damages incurred by the Buyer Indemnitees hereunder exceeds $50,000, whereupon the Buyer Indemnitees shall be entitled to indemnification for Damages incurred by them for the full amount of all Damages, including up to such amount.

(ii) The aggregate amount of indemnification obligations of Seller under Section 12.2(e) shall not exceed 15% of the Purchase Price (as adjusted by Section 5.2); the aggregate amount of indemnification obligations of Seller under Section 12.2(f) shall not exceed 100% of the Purchase Price (as adjusted by Section 5.2); the aggregate amount of indemnification obligations of Seller under Section 12.2(g) shall not exceed 100% of the Purchase Price (as adjusted by Section 5.2); the aggregate amount of indemnification obligations of Seller under Section 12.2(h) shall not exceed 50% of the Purchase Price (as adjusted by Section 5.2); and the aggregate amount of indemnification obligations of Seller under Section 12.2(i) shall not exceed the sum of (A) the aggregate amount of insurance proceeds that Seller recovers under its product liability insurance policy with respect to the related product liability claims plus (B) 25% of the Purchase Price (as adjusted by Section 5.2); provided, however, that such limitation on the indemnification obligations of Seller under Section 12.2(i) shall be effective only so long as Seller maintains in full force and effect a product liability policy or policies with coverage, terms and conditions in all material respects no less protective than its current product liability policy and only so long as Buyer and the Buying Subsidiaries are named as additional insureds under such policy or policies. In no event shall the aggregate amount of indemnification obligations of Seller under Sections 12.2(f), 12.2(g), 12.2(h), and 12.(i) exceed 250% of the Purchase Price (as adjusted by Section 5.2), plus the amount of any insurance recovery contemplated by the preceding sentence.

(iii) Buyer shall not be required to indemnify Seller Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 12.3(a) or Section 12.3(b), unless and until the aggregate amount of all Damages incurred by the Buyer Indemnitees hereunder exceeds $50,000, whereupon the Seller Indemnitees shall be entitled to indemnification for Damages incurred by them for the full amount of all Damages, including up to such amount (subject to the other limitations set forth in this Section 12.5).

(iv) The aggregate amount of indemnification obligations of Buyer under Section 12.3(a) or Section 12.3(b) shall not exceed 15% of the Purchase Price (as adjusted by Section 5.2).

(v) The rights of Buyer or any Buyer Indemnitee with respect to any Damages or claims relating to the failure of Seller to deliver to Buyer possession of and title to the Molds shall be exclusively governed by Section 5.4.

13. Termination.

13.1 This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by Buyer, if Seller shall have breached in any material respect any of its representations, warranties, obligations, covenants or agreements under this Agreement and such breach is not cured to Buyer’s reasonable satisfaction within 20 days after Buyer gives Seller written notice identifying such breach;

(c) by Seller, if Buyer shall have breached in any material respect any of its representations, warranties, obligations, covenants or agreements under this Agreement and such breach is not cured to Seller’s reasonable satisfaction within 20 days after Seller gives Buyer written notice identifying such breach;

(d) by Seller or Buyer if the Closing shall not have occurred on or before September 7, 2007, or such other date, if any, as Seller and Buyer may agree in writing; provided, however, that the failure of the Closing to occur by such date is not the result of, or caused by, the failure of the party seeking to exercise such termination right to fulfill any of its obligations under this Agreement, or

(e) by Seller or Buyer if there shall be any law, rule or regulation that makes the consummation of the transactions contemplated hereby illegal or otherwise permanently prohibited; provided, however, that in the case of any such law, rule or regulation issued by a court, it shall be final and non-appealable; provided further, however, that the right to terminate this Agreement pursuant to this Section 13.1(e) shall not be available to any party whose breach of any provision of this Agreement resulted in the application or imposition of such law, rule or regulation.

13.2 If this Agreement is terminated under Section 13.1, all obligations of the parties under this Agreement will terminate (other than for any liability resulting from a party’s willful breach of this Agreement); provided, however, that the provisions of Section 14 will survive such termination.

14. Miscellaneous.

14.1 Governing Law. This Agreement shall be governed by and construed, interpreted and enforced according to the laws of the State of New York without regard to the principles of conflict of laws; provided, however, that Section 9.6(b) shall be governed by and construed, interpreted and enforce according to English Law without regard to the principles of conflict of laws. Each of the parties hereby: (a) consents to submit itself to the non-exclusive personal jurisdiction of any state or federal court sitting in the Borough of Manhattan, The City of New York or in the County of San Diego, California in any Proceeding for the adjudication of any dispute hereunder, (b) agrees that all claims in respect of such Proceeding may be heard and determined only in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any such Proceeding in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on the other party by sending or delivering a copy of the process to the person or entity to be served at the address and in the manner provided for the giving of Notices in Section 14.4. EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY SUCH ACTION.

14.2 Fees and Expenses. Except as expressly set forth herein, each party will pay its own expenses incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents.

14.3 Confidentiality. Unless otherwise agreed to in writing by Buyer and Seller, neither Seller nor Buyer shall make any press release, public statement or public disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby; provided, however, that each party may issue a press release or make any other public announcement or disclosure without the prior written consent of the other party to the extent required by applicable law or stock market or exchange rule or upon advice of counsel and where reasonably practicable, the other party shall be given a reasonable opportunity to comment on any such announcement or disclosure, and the disclosing party shall give due regard to such comments.

14.4 Notices. All notices, requests, demands, approvals, consents, waivers and other communications required or permitted to be given under this Agreement (each, a “Notice”) shall be in writing and delivered in person, by facsimile transmission (with a Notice contemporaneously given by another method specified in this Section 14.4) or by overnight courier service, at the following addresses (or at such other address for a party as shall be specified to the other parties by like Notice). All such Notices shall only be duly given and effective upon receipt (or refusal of receipt).

(a)	if to Buyer, to:

Mad Catz Interactive, Inc.
7480 Mission Valley Road, Suite 101
San Diego, CA 92108
Facsimile:	(619) 683-9839
Attention:	Chief Executive Officer
General Counsel

with a copy to:

Mad Catz Europe, Limited
31 Shenley Pavilions, Chalkdell Drive, Shenley Woods
Milton Keynes, Buckinghamshire MK5 6LB England
Facsimile:	011-44-1908-336 539
Attention:	General Manager, Europe.

with a copy to:

Durham Jones & Pinegar, P.C.
192 E. 200 N, Third Floor
St. George, UT 84770
Facsimile:	(435) 628-1610
Attention:	Joshua Little, Esq.

(b)	if to Seller to:

Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012
Facsimile:	(646) 536-2923
Attention:	Seth Krauss
General Counsel

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Facsimile:	(212) 969-3923
Attention:	Rima Moawad, Esq.

14.5 Severability. If any provision of this Agreement is invalid or unenforceable, such provision shall be limited or eliminated to the maximum extent necessary so that the balance of this Agreement shall otherwise remain in effect.

14.6 Waiver; Amendment. Any party may waive compliance by another with any of the provisions of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. No waiver shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

14.7 No Third Party Beneficiaries. Nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person or entity other than the parties hereto and the Indemnified Parties any legal or equitable right, remedy, claim or other benefit under or by reason of this Agreement.

14.8 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

14.9 Construction, Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Unless the context otherwise requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender. The words “include,” “includes,” “included,” “including” and “such as” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation.” All references herein to a Section, Exhibit or Schedule are to a Section, Article, Exhibit or Schedule of or to this Agreement, unless otherwise indicated.

14.10 Counterparts. This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in several counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

14.11 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

SELLER:
Take-Two Interactive Software, Inc.

By:	/s/ LAINIE GOLDSTEIN	Address:
Name:	Lainie Goldstein	622 Broadway
Title:	CFO	New York, New York 10012

BUYER:
Mad Catz Interactive, Inc.

By:	/s/ DARREN RICHARDSON	Address:
Name:	Darren Richardson	7480 Mission Valley Road, Suite 101
Title:	President and CEO	San Diego, California 92108